Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 2 DATED DECEMBER 4, 2012
TO THE PROSPECTUS DATED OCTOBER 24, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated October 24, 2012 and Supplement No. 1 dated November 20, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc. and
(2)	an agreement of purchase and sale with Canarsie Plaza, LLC.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of November 26, 2012, we had accepted investors’ subscriptions for, and issued, approximately 23.9 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $238.0 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Agreement of Purchase and Sale with Canarsie Plaza, LLC
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary – Description of Real Estate Investments” beginning on page 10 of the prospectus and “Investment Objectives and Policies – Real Property Investments” beginning on page 107 of the prospectus.
On November 26, 2012, Cole MT Brooklyn NY, LLC, a Delaware liability company, and a wholly-owned subsidiary of our operating partnership, CCPT IV OP, entered into an agreement of purchase and sale (the Agreement) with Canarsie Plaza, LLC (Canarsie), a Delaware limited liability company, which is not affiliated with us, our advisor or affiliates.  Pursuant to the terms of the Agreement, CCPT IV OP agreed to purchase a multi-tenant retail shopping center with 15 tenants (the Property).

Pursuant to the terms of the Agreement, we paid a $5.0 million deposit (the Deposit), which is currently held by an independent escrow agent. Upon the consummation of the purchase and sale transaction contemplated by the Agreement, the Deposit will be applied towards the purchase price of the Property. If the transaction is not consummated as a result of our failure to purchase the Property as required by the Agreement, the Deposit would be paid to Canarsie. The acquisition of the Property is expected to be completed on or about December 5, 2012. The purchase of the Property is expected to be funded with a combination of proceeds from our initial public offering and a mortgage loan to be secured by the Property. We currently have no plan for any renovations, improvements or development of the Property, and we believe the Property will be adequately insured.

The following table sets forth details of the Property:

				Approximate
	Rentable	Year	Approximate	Fees to be Paid	Initial	Average	Physical
Property Description	Square Feet	Built	Purchase Price	to Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Canarsie Plaza – Brooklyn, NY	278,237	2011	$124,000,000	$2,480,000	6.50%	7.44%	96%

(1)	Approximate fees to be paid to sponsor upon closing represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the Property acquisition.
(2)	Initial yield is calculated as the current annualized rental income for the in–place leases at the Property divided by the
Property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long–term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in–place leases over the non–cancellable lease term at the Property divided by the Property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long–term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
The following table sets forth the principle provisions of the lease term for the for the major tenants at the Property:

		Total	% of Total		Current	Base Rent
		Square	Rentable	Renewal	Annual	per
		Feet	Square	Options	Base	Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent	Foot	Lease Term (3)
Canarsie Plaza - Brooklyn, NY	BJ’s Wholesale	177,135	64%	2/10 yr.	$5,100,000	$28.79	12/5/2012	–	11/30/2015
	Club, Inc.			& 1/5 yr.	5,508,000	31.09	12/1/2015	–	11/30/2020
					5,948,640	33.58	12/1/2020	–	11/30/2025
					6,543,504	36.94	12/1/2025	–	11/30/2030
	The City of New	33,048	12%	2/5 yr.	991,440	30.00	12/5/2012	–	1/25/2016
	York				1,090,584	33.00	1/26/2016	–	1/25/2021
					1,199,642	36.30	1/26/2021	–	1/25/2026
					1,319,607	39.93	1/26/2026	–	1/25/2031

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the Property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the anticipated purchase date through the end of the non–cancellable lease
	term, assuming no renewals are exercised.

2
CCPT4-SUP-02A